UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Fulgent Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

359664109

(CUSIP Number)

Ming Hsieh

c/o Fulgent Genetics, Inc.

4978 Santa Anita Avenue

Temple City, California 91780

(626) 350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Scott M. Stanton, Esq.

Melanie Ruthrauff Levy, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

3580 Carmel Mountain Road, Suite 300

San Diego, California 92130

(858) 314-1500

December 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 359664109	Page 2 of 8

1	Names of reporting persons Ming Hsieh
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO1
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole voting power 7,897,115[2]
	8	Shared voting power
	9	Sole dispositive power 7,897,115[2]
	10	Shared dispositive power
11		Aggregate amount beneficially owned by each reporting person 7,897,115[2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13		Percent of class represented by amount in row (11) 32.5% [3]
14		Type of reporting person (see instructions) IN
[1]

The shares of Common Stock of the Issuer (each as defined below) beneficially owned by Ming Hsieh were initially acquired by Mr. Hsieh, in his individual capacity and in his capacity as trustee of the Ming Hsieh Annuity Trust, established May 4, 2016 (the “Annuity Trust”) (a) with the personal funds of Mr. Hsieh and (b) upon completion of a reorganization transaction pursuant to which Fulgent Therapeutics LLC (“Fulgent Therapeutics”) became a wholly owned subsidiary of the Issuer (the “Reorganization”), which was completed on September 30, 2016, in connection with the Issuer’s initial public offering (the “IPO”) and which is described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-213469), related to the IPO (the “Registration Statement”). On October 23, 2019, Mr. Hsieh transferred all of the shares of Common Stock of the Issuer held by the Annuity Trust to himself as an individual. On December 15, 2020, Mr. Hsieh transferred 7,895,115 of the shares of Common Stock of the Issuer beneficially owned by Mr. Hsieh to The Ming Hsieh Trust (the “Trust”). See Item 3 of this Schedule 13D for additional information.

[2]

Consists of (i) 7,895,115 shares of Common Stock of the Issuer held of record by the Trust, over which Mr. Hsieh possesses sole voting and dispositive power as the trustee of the Trust, and (ii) 2,000 shares of Common Stock of the Issuer held of record by minor children under Uniform Transfers to Minors Act accounts, over which Mr. Hsieh possesses sole voting and dispositive power as the sole custodian of the accounts.

[3]

Calculated based on 24,273,564 shares of Common Stock of the Issuer outstanding as of November 1, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q, as amended (File No. 001-37894) as filed with the SEC on November 9, 2020 (the “Quarterly Report”).

SCHEDULE 13D

CUSIP NO. 359664109	Page 4 of 8

1	Names of reporting persons The Ming Hsieh Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO1
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or place of organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole voting power 7,895,115[2]
	8	Shared voting power
	9	Sole dispositive power 7,895,115[2]
	10	Shared dispositive power
11		Aggregate amount beneficially owned by each reporting person 7,895,115[2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13		Percent of class represented by amount in row (11) 32.5% [3]
14		Type of reporting person (see instructions) IN
[1]

The shares of Common Stock of the Issuer (each as defined below) beneficially owned by the Trust were acquired on December 15, 2020 from Mr. Hsieh for no consideration. See Item 3 of this Schedule 13D for additional information.

[2]		Consists of 7,895,115 shares of Common Stock of the Issuer held of record by the Trust, over which Mr. Hsieh possesses sole voting and dispositive power as the trustee of the Trust.
[3]		Calculated based on 24,273,564 shares of Common Stock of the Issuer outstanding as of November 1, 2020, as reported in the Quarterly Report.

CUSIP NO. 359664109	SCHEDULE 13D	Page 5 of 2

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fulgent Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4978 Santa Anita Avenue, Temple City, California 91780.

Item 2.	Identity and Background.

(a) This Statement is being filed by Ming Hsieh and the Trust, (each, a “Reporting Person” and collectively, the “Reporting Persons”).  Prior to December 15, 2020, Mr. Hsieh was the record holder of the Common Stock of the Issuer beneficially owned by the Trust in his individual capacity and in his capacity as trustee of the Annuity Trust.  Mr. Hsieh previously reported his beneficial ownership on a Schedule 13D filed jointly by Mr. Hsieh and the Annuity Trust with the Securities and Exchange Commission (the “Commission”) on October 11, 2016, as amended by Amendment No. 1 to Schedule 13D filed jointly by Mr. Hsieh and the Annuity Trust with the Commission on October 24, 2019 (as so amended, the “Previous 13D”).  This Statement is intended to amend the Previous 13D and relates solely to the Reporting Persons and no other person.

(b) The business address of each of the Reporting Persons is c/o Fulgent Genetics, Inc., 4978 Santa Anita Avenue, Temple City, California 91780.

(c) Mr. Hsieh serves as President, Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of the Issuer.

(d)–(e) During the last five years, neither Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is organized in the State of California.  Mr. Hsieh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

7,760,733 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons were initially acquired by Mr. Hsieh (a) with the personal funds of Mr. Hsieh and (b) upon completion of the Reorganization. In the Reorganization, all of Fulgent Therapeutics’ Class D-1 preferred units were cancelled in exchange for shares of the Issuer’s Common Stock at a ratio of 7.6-for-1. Mr. Hsieh acquired 5,444,944 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 41,381,579 Class D-1 preferred units of Fulgent Therapeutics, and the Annuity Trust acquired 1,315,789 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 10,000,000 Class D-1 preferred units of Fulgent Therapeutics. In addition, Mr. Hsieh acquired 1,000,000 shares of Common Stock of the Issuer on October 4, 2016, in the Issuer’s IPO, for a per share purchase price equal to the public offering price of $9.00, or an aggregate purchase price of $9,000,000.00.

On June 12, 2017, Mr. Hsieh purchased 15,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $4.947 per share.

On June 13, 2017, Mr. Hsieh purchased 15,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.0127 per share.

On June 14, 2017, Mr. Hsieh purchased 7,300 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.1068 per share.

On June 15, 2017, Mr. Hsieh purchased 12,700 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.3503 per share.

On November 9, 2017, Mr. Hsieh purchased 11,520 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.4747 per share.

On November 10, 2017, Mr. Hsieh purchased 9,385 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.3461 per share.

On November 13, 2017, Mr. Hsieh purchased 7,704 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2798 per share.

CUSIP NO. 359664109	SCHEDULE 13D	Page 6 of 2

On November 14, 2017, Mr. Hsieh purchased 2,800 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.3482 per share.

On November 15, 2017, Mr. Hsieh purchased 300 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2833 per share.

On November 16, 2017, Mr. Hsieh purchased 1,905 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2212 per share.

On November 17, 2017, Mr. Hsieh purchased 12,291 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.1618 per share.

On November 20, 2017, Mr. Hsieh purchased 7,259 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2795 per share.

On November 21, 2017, Mr. Hsieh purchased 1,599 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.1253 per share.

On November 9, 2018, Mr. Hsieh purchased 10,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.361 per share.

On November 13, 2018, Mr. Hsieh purchased 10,880 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.5875 per share.

On March 5, 2019, Mr. Hsieh purchased 8,739 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $4.9479 per share.

On November 30, 2017, Mr. Hsieh, acting as the custodian for his minor child under a Uniform Transfers to Minors Act (“UTMA”) account, purchased 1,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.6042 per share.

On November 30, 2017, Mr. Hsieh, acting as the custodian for his minor child under a UTMA account, purchased 1,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.6042 per share.

On October 23, 2019, Mr. Hsieh transferred 1,315,789 shares of Common Stock of the Issuer held by the Annuity Trust to himself as an individual.

On December 15, 2020, Mr. Hsieh transferred 7,895,115 shares of Common Stock of the Issuer held by himself as an individual to the Trust.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons hold the shares of Common Stock reported in this Statement for general investment purposes. Mr. Hsieh may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in Mr. Hsieh’s capacity as President, Chief Executive Officer and Chairman of the Board of the Issuer, as trustee of the Trust, as custodian of each UTMA account or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Persons intend to review their ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Persons may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 7,897,115 shares of Common Stock of the Issuer, representing 32.5% of all of the outstanding shares of Common Stock of the Issuer.

The percentage set forth in this Item 5(a) is based on 24,273,564 shares of Common Stock outstanding as of November 1, 2020, as reported in the Quarterly Report.

CUSIP NO. 359664109	SCHEDULE 13D	Page 7 of 2

(b) Mr. Hsieh, in his capacity as trustee of the Trust and custodian of each UTMA account has the sole power to vote or direct the vote and dispose or direct the disposition of 7,897,115 shares of Common Stock of the Issuer as of and within sixty (60) days after December 15, 2020. The Reporting Persons do not have shared power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(c) Except as otherwise set forth in this Statement, no transactions in the shares of Common Stock of the Issuer have been effected by either Reporting Person in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2020, by and among Mr. Hsieh and the Trust

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020	/s/ Ming Hsieh
Ming Hsieh

THE MING HSIEH TRUST
By: /s/ Ming Hsieh
Name: Ming Hsieh Title: Trustee